SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Artemis Acquisition Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

N/A
(CUSIP Number)

Peter Iodice 240 Leone Ave. Suite E Walnut Grove GA 30052
(Name, address and telephone number of person authorized to receive notices and communications)

August 2, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

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*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS Peter Iodice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER	31,076,100
SHARES BENEFICIALLY	8	SHARED VOTING POWER	31,076,100
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,076,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99%
14	TYPE OF REPORTING PERSON Insider (Officer Director)

CUSIP No.	SCHEDULE 13D	Page 3 of 4 Pages

Item 1.	Security and Issuer. Attn: Mr. Peter Iodice, President and CEO Artemis Acquisition Corp. (Issuer) 897 Fording Island Rd., #411 Bluffton, SC 29910

Item 2.	Identity and Background.

N/A
Item 3.	Source or Amount of Funds or Other Consideration.

The Reporting Person, Peter Iodice, purchased 31,076,100 shares of the Issuer in a private transaction with William Tay the then sole shareholder for a purchase price of $59,990. After the sale, Mr. Tay owns 313,900 shares of the common stock of the Issuer, totaling 1% of the issued and outstanding.
Item 4.	Purpose of the Transaction.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 31,076,100 shares of common stock of the Issuer by Reporting Person William Tay to Peter Iodice. The transaction closed on August 2, 2012.
Item 5.	Interest in Securities of the Issuer.

Peter Iodice beneficially owns 31,076,100 shares of the Issuers Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Schedule 13D/A, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

N/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2012	By:	/s/ Peter Iodice
Peter Iodice